Alset EHome International Inc.

4800 Montgomery Lane, Suite 210

Bethesda, Maryland 20814

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Division of Corporation Finance

April 12, 2022

Re:	Alset EHome International Inc.
Registration Statement on Form S-3 Filed April 11, 2022
File No. 333-264234

Ladies and Gentlemen:

Please accept this letter as an amendment to the registration statement to include the delaying amendment language required by Securities and Exchange Commission Rule 473 as follows:

“The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.”

We appreciate the staff’s comments, and request that the staff contact Darrin Ocasio, Esq. at (212) 930-9700 with any questions or comments.

Sincerely,

/s/ Michael Gershon
Michael Gershon, Chief Legal Officer